June 17, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Gregory Dundas

VIA EMAIL AND EDGAR

Re:         Customers 1st Bancorp, Inc.
Registration Statement on Form S-l
Filed April 22, 2009
File No. 333-166225

On behalf of Customers 1st Bancorp, Inc. (the “Company”), this letter is submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated May 20, 2010 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 1 to the S-1, we have restated and responded to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.  Page numbers refer to the filed copy of Amendment No. 1 to the S-1.

General

1.	Please update your financial statement in accordance with Rule 8-08 of Regulation S-X and provide an updated consent from your independent accountants in your next amendment.

We have revised the Form S-1 to update the financial statements and have provided an updated consent from our independent accountants.

Question and Answers, page 4

What will I receive for my Bank Shares?

2.	At the very end of the paragraph, please note the book-value of the Common Stock of the Bank at the most recent quarter.

We have revised the applicable paragraph at page 9 in response to the Staff’s comment.

What are the expected federal income tax consequences.... page 10

3.	Please revise to include a reference to tax counsel, including counsel’s name, and a brief summary of the tax opinion.

We have revised the Form S-1 at pages 10 and 54 to make changes in response to the Staff’s comment.

Risk Factors, page 13

4.
We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

We have revised the introductory paragraph to the risk factors section at page 13 in response to the Staff’s comment.

We may not realize the anticipated benefits of the reorganization, page 13

5.
Please revise the header or the risk factor discussion to make them coincide. The header currently seems to refer to anticipated benefits that may not be realized even after consummation of the reorganization. The discussion, however, refers to the risk that the transaction may not take place.

We have revised the heading of the risk factor at page 13 in response to the Staff’s comment.

If we do not open new branches as planned...    page 20

6.
We note that the company anticipates opening six new branches over each of the next few years. In this section or in the MD&A or in the business discussion, disclose the average cost of opening a new branch.

We have updated the risk factor at page 21 to include estimated average costs to open a new branch, including initial capital asset purchases.

Proposal 2 - Approval and Ratification of the New Century…   page 28

7.
We draw your attention to the qualification in paragraph 2. Please delete the qualification here and at similar qualifications in other places in your document, such as on the bottom of page 42 and top of page 52. While you may encourage the reader to also review attachments to the prospectus, the prospectus must be a complete document containing all material information. In this regard, we draw your attention to The Plan of Reorganization on page 41. Please revise the first paragraph under this subheading to clarify that the disclosure that follows includes all material terms of the plan of reorganization. Where appropriate, for example in the first paragraph on page 52, similar changes should be made elsewhere in the prospectus.

We have revised the Form S-1 to remove such qualifications in response to the Staff’s comment.

Awards under the Management Stock Purchase Plan, page 30

8.	Please discuss here or in the MD&A the effect of these awards, including the dollar amount of cost to the company and noting when that cost will be incurred.

The Management Stock Purchase Plan is subject to shareholder approval, which is being sought.  Once shareholder approval is obtained for the plan, the compensation committee will have the authority pursuant to the terms of the plan to make individual grants without further shareholder approval.  The fair value of any particular grant, including the anticipated grants described at page 34 of the Form S-1, cannot be determined until the grant date, pursuant to Accounting Standards Codification 718-10-55-80 to 83.  As a result, any current quantification of cost of the anticipated grants would be inaccurate. Once ascertainable, the cost of the anticipated initial grants will be recognized over the period beginning on the grant date and ending the following December 31, and calculated in accordance with a Black Scholes pricing model.  We have revised our disclosure at page 34 to indicate that the anticipated initial grants are conditioned upon the approval of the plan by the shareholders.

Private Offerings, page 40

9.	Please name the “lead investors” and the “certain investors” who have special rights.

We have revised the Form S-1 where applicable to indicate that the investors referenced in the Staff’s comment are named in the table under “Security Ownership of Certain Beneficial Owners and Management” on page 93.

Dissenters’ Rights, page 42

10.	Please disclose what the company considers “fair value” or how the company will determine fair value. If the company considers book value “fair value,” please so state.

Under the applicable provisions of the Pennsylvania Business Corporation Law, fair value is to be determined as of immediately prior to the consummation of the reorganization and cannot take into account the effect of the transaction.  The statute states that determination of fair value is to take into account “all relevant factors,” and applicable case law in Pennsylvania indicates that analysis should normally not be confined to any one indicator of value such as book value, although circumstances may indicate that one or more factors should be predominant in the analysis.  For these reasons, the Company has not reached any conclusion as to whether book value should be determinative of “fair value.”  Because (i) fair value cannot be determined until immediately prior to consummation of the reorganization, (ii) the Company will not know whether there are any dissenters until sometime prior to the shareholder meeting, and (iii) to our knowledge, no merger or reorganization involving Pennsylvania banks have had any dissenters in recent years, the Company has not reached any conclusions as to what fair value might be, nor has it considered what methodology it should use or whether it would engage independent professionals to determine fair value.  It would therefore be inappropriate for the Company to include such disclosure in the Form S-1.

Material U.S. Federal Income Tax Considerations, page 46

11.
We note your disclosure that closing of the transaction is conditioned upon receipt of an opinion from counsel. A tax opinion must also be filed before the registration statement can be made effective, and the prospectus/proxy can be sent. Please revise your disclosure to indicate that the opinion has been delivered.

We have revised the disclosure in “Material U.S. Federal Income Tax Considerations” at page 54 to make changes in response to the Staff’s comment.  A tax opinion is being filed as Exhibit 8.1 in Amendment No. 1 to the Form S-1.

Outstanding Options Granted to Unaffiliated Institutional Investors, page 59

12.	In paragraphs one and two, disclose as of a recent date the number of shares that the investors have the right to purchase and at what price.

We have revised the Form S-1 where applicable to make changes in response to the Staff’s comment.  The unaffiliated institutional investors only have a right to purchase additional shares of the Bank’s Common Stock for a certain period of time following a “sale” event.  The option expires if the investor does not exercise its option during that period.  As of June 17, 2010, there are no shares subject to option agreements available to either investor.

Executive Compensation, page 75

13.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We have revised the Form S-1 at page 92 to add the disclosure required under Item 402(s) of Regulation S-K in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Loans, page 98

14.
Please revise your Item IV of Industry Guide 3 disclosures (i.e., summary of loan loss experience and allocation of the allowance for loan losses) to separately disclose in a tabular format the amount of gross charge-offs and recoveries and your allocation of the allowance for loan losses by major loan category similar to your disclosure of non-performing loans as presented on page 101.

We have revised the Form S-1 to include the amount of gross charge-offs and recoveries by major loan type at page 127 and the allocation of the allowance for loan losses by major loan category at page 126.

Asset Quality, page 101

15.
We note the continued deterioration in the credit quality of your loan portfolio during the year ended December 31, 2009, which has resulted in your ratio of non-performing loans to total gross loans increasing significantly from 3.21% at December 31, 2008 to 8.32% at December 31, 2009. We also note your disclosure on page 92 that several large relationships represent a disproportionate percentage of the loan portfolio, that this chunkiness in the portfolio can be seen in the disproportionate impact that large borrowers have on the delinquent and non-accrual loan figures, and that a relatively limited number of borrowers are driving the increase in non-performing loans rather than a broad trend of delinquency across your borrowers as a whole. Given these disclosures and the significance of the non-performing and impaired loans at December 31, 2009, please revise your filing to provide the following detailed information for these large credit relationships that make up the majority of your non-performing and impaired loans:

•	General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.);

•	The type of collateral securing the loan;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship and any additional information to support the related specific allowance; and

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

We have expanded our disclosures in Management’s Discussion and Analysis beginning at page 117 to include additional information regarding concentrations in credit relationships, significant changes to the non-performing and impaired loan categories for these significant relationships with a description of the types of loans and the collateral outstanding for these significant relationships.  As of December 31, 2009, we did not have any impaired loans with no specific valuation allowance.

Audited Financial Statements
Notes to Audited Financial Statements
Note 2 - Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-9

16.
We note your disclosure on page 101 that approximately 77.2% of your non-performing loans consist of commercial real estate loans and your disclosure on page F-29 that the Bank measures impairment generally on the fair value of the loans collateral. Please revise your disclosure, either here or on page F-29, to quantify the amount of non-accrual and impaired real estate loans that are collateral dependent. In addition, if collateral dependent loans are a significant portion of your non-accrual and impaired loans please revise your disclosure to include the following related to your valuation process of the collateral:

•
The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

•
The company’s policy for obtaining current appraisals, including factors you consider in determining whether an updated appraisal is necessary such as the age of the original appraisal, significance of the loan balance and the nature of the collateral;

•
The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•	In detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•
How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

•
To the extent that you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•	The total amount of impaired loans for which the Company determined no specific valuation allowance was necessary, including the substantive reasons to support this conclusion.

We have revised the Form S-1 beginning at page 126 to make changes in response to the Staff’s comment.

A substantial portion, approximately 75-80%, of our commercial real estate, commercial and residential construction, consumer residential and commercial and industrial loan types have real estate as collateral (collectively, the “real estate portfolio”).  Our lien position on the real estate collateral will vary on a loan by loan basis.  Current appraisals are received when our credit group determines that the facts and circumstances have significantly changed since the date of the last appraisal or the geographical real estate values have significantly changed.   Typically when a loan’s risk rating is downgraded to a “watch” or a more severe risk rating category, our credit group evaluates the timing of the latest appraisal and determines if the current collateral would necessitate a new appraisal to quantify the need for a specific reserve.  Factors considered in this evaluation process include speaking with real estate experts in the geographical region of the real estate, current cash flows of the real estate and other factors unique to the real estate.   Appraisals in the process of being completed are received prior to the issuance of the financial statements and adjustment, if any, are recognized in the financial statements. However, in the rare circumstance where an appraisal could not be obtained prior to the finalization of the allowance for loan loss calculation, we would discuss the status with the appraiser and obtain an estimated value.

On no less than a bi-weekly basis, the credit committee and loan officers review loans that are fifteen or more days delinquent and all nonaccrual loans.  In addition, loans where the loan officers have identified a “borrower of interest” are discussed to determine if additional analysis is necessary to apply the risk rating criteria properly.  The risk ratings for the real estate loan portfolio are determined based upon the current information available, including but not limited to discussions with the borrower, updated financial information, economic conditions within the geographical area and other factors that may affect the cash flow of the loan.  The “Watch List” is updated on a quarterly basis to include loans where there are potential concerns surrounding the borrower and their underlying ability to repay the loan.  The Watch List is distributed to the board of directors, loan officers and certain members of senior management on a quarterly basis for their consideration.  On a semi-annual basis, an external loan review firm evaluates the loan portfolio risk ratings to determine that they are consistently and appropriately identified and issues a report to the Chief Credit Officer, Risk Management Committee and Board of Directors.

Loans previously identified on the Watch List or partially charged off, return to performing status when it has been determined by the credit group and the loan officer that there is sufficient cash flow available to continue repayment of the outstanding loan balance through the maturity date.  Loans where terms are modified while on the Watch List are not removed until repayment is not considered to be in doubt based upon subsequent evaluation.

On a quarterly basis, the collateral values or discounted cash flows are used to determine the estimated fair value of the underlying collateral for the quantification of the specific reserve for impaired loans.  Appraisals used within this evaluation process do not age more than two years before a new appraisal is obtained.   For loans where real estate is not the primary source of collateral, updated financial information is obtained, including accounts receivable and inventory aging reports and relevant supplemental financial data determine the fair value of the underlying collateral.    We have revised our disclosures to more specifically address collateral valuation policies.

Note 8 - Allowance for Loan Losses, page F-l8

17.
Please revise to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is on allowance for credit losses. Refer to ASC 310-10-50-15.

We have updated Note 8 of the audited financial statements at page F-31 to include the amount of impaired loans balances and the related allowance for loan losses and impaired loan balances where an allowance for loan losses was not determined to be necessary because the fair value of the underlying collateral was sufficient to repay the loan’s outstanding balance under its contractual terms.

We thank you for your attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. If there are additional questions or comments, please contact the undersigned.

CUSTOMERS 1ST BANCORP, INC.

By:	/s/ Jay S. Sidhu
Name: Jay S. Sidhu
Title: Chairman and Chief Executive Officer

cc:  William Friar, Senior Financial Analyst
cc via email: David F. Scranton, Esquire